April 20, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cinemark Holdings, Inc. (“the Company”) Registration Statement on Form S-1 (File No. 333-140390)
Ladies and Gentlemen:
     As Representatives of the several Underwriters of up to 30,800,000 shares of common stock, we hereby join with the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 12:00 p.m. (NYT) on April 23, 2007, or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated April 9, 2007, through the date hereof:
Preliminary Prospectus dated April 9, 2007:
     26,703 copies to prospective Underwriters, institutional investors, dealers and others
     The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

LEHMAN BROTHERS INC.
CREDIT SUISSE SECURITIES (USA) LLC
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
MORGAN STANLEY & CO. INCORPORATED
As Representatives of the several Underwriters

By: LEHMAN BROTHERS INC.

By:	/s/ Victoria Hale

Victoria Hale
Vice President